[Eversheds-Sutherland (US) LLP]

LORNA J. MACLEOD
DIRECT LINE: 202-383-0817
E-mail: lornamacleod@eversheds-sutherland.com

April 20, 2022

Via EDGAR and E-mail

Michael Kosoff., Senior Special Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kansas City Life Insurance Company and Kansas City Life Variable Life Separate Account, Registration Statement on Form N-4 (File No. 333-52290)

Dear Mr. Kosoff,

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account, we are providing the Company’s responses to comments received from the staff on Post-Effective Amendment No. 27 to the above-referenced registration statement. Revisions described in this e-mail will be added to the registration statement by a Post-Effective Amendment to be filed under Section 485(b). We are also providing copies of the Prospectus marked to show the proposed revisions.

For your convenience, each Staff comment  is set forth below, followed by the Company’s response:

1.	Cover Page, 8th paragraph

Comment: In paragraph describing Free Look right available to new investors replace “Individual Flexible Premium Deferred Variable Annuity Contract” with the “Contract”.

Response: The requested change has been made.

Michael Kosoff, Esq.,
April 20, 2022

2(a) Key Information Table (“KIT”) - Hyperlinks

Comment: In the electronic versions of the Prospectus, provide hyperlinks between KIT and corresponding sections in the body of the Statutory Prospectus. Also provide hyperlinks between the summary prospectuses and the corresponding sections of the Statutory Prospectus.

Response: The Company will include hyperlinks between the KIT and corresponding section in the body of the Statutory Prospectus and between the summary prospectuses and corresponding section of the Statutory Prospectus as required by Form N-4 and Rule 498A.

2(b) Key Information Table (“KIT”) - Fees and Expenses; Charges for Early Withdrawals (page 1)

Comment: State the maximum surrender charge as a percentage of the  purchase payment or the amount surrendered.

Response: Disclosure has been revised to state that the maximum surrender charge is 8% of each premium withdrawn or annuitized in a Non-Life Payment Option.

2(c) KIT - Fees and Expenses; Transaction Charges (page 1)

Comment: Revise disclosure to reflect that transfer charge applies when you complete more than six transfers in a Contract Year.

Response: The requested change has been made.

2(d) KIT - Fees and Expenses; Ongoing Fees and Expenses Charges  (Annual Charges) (page 1)

Comment: Revise the line for optional benefits to show the minimum and maximum current charges for the optional benefits available under the Contract, which range is between .20% (for the Annual Ratchet Guaranteed Minimum Death Benefit) and .95% (for the Guaranteed Minimum Withdrawal Benefit).

Response: The requested change has been made.

2(e) KIT - Fees and Expenses; Ongoing Fees and Expense Charges (Annual Charges) (page 1)

Comment: The amount of $30 annual Administration Fee collected from all Participants in the Contracts must be included in the calculation of the Base Contract fee as a percentage of total average net assets. This calculation will likely result in a percentage that is 1 or 2 basis points higher than 1.40% asset based fees.

Response: The Company has recalculated the Base Contract fee as requested and disclosed the result in the Ongoing Fees and Charges (Annual Charges) section of the KIT.

2(f) KIT - Restrictions - Optional Benefits  (page 6)

Comment: Disclosure states withdrawals that exceed limits established by optional the GMWB may reduce the benefit by more than the amount of the withdrawal. Also apply this statement to the optional minimum death benefits to the extent accurate.

Michael Kosoff, Esq.,
April 20, 2022

Response: The statement has been revised so that it applies to all the optional benefits, including the two optional death benefits,

2(g) KIT - Restrictions - Optional Benefits (page 6)

Comment: Please consider revising this section to provide more general description of the optional benefits rather than specifically describing each optional benefit.

Response: The disclosure has been revised to describe the optional benefits more generally.

2(h) KIT - Conflicts of Interest - Exchanges (page 6)

Comment: The word “Contract” in this section should use a lower case “c” because “contract” refers to the replacement contract offered in exchange for the Contract that is the subject of the registration statement.

Response: The disclosure has been revised as requested.

3(a) Fee Table

Comment: Narrative preceding each table and the Expense Example should be bolded.

Response: The narrative preceding each Fee Table has been bolded to conform to Form N-4 requirements.

3(b) Fee Table - Narrative preceding Transaction Expense Table (page 12)

Comment: Delete repetitive statements in second paragraph: “The first table describes the fees and expenses that you will pay….State premium payments may also be deducted.”

Response: The repetitive language has been deleted.

3(c) Fee Table - Narrative preceding Annual Contract Expense Table (page 12)

Comment: Replace statement “this table also includes the charges you would pay if you added an enhanced death benefit” with “If you choose to purchase an optional benefit, you will pay an additional charge , as shown below.” See Item 4 of Form N-4.

Response: The statement has been replaced as requested.

3(d) Fee Table - Base Contract Expenses (page 12)

Comment: Mortality and Expense Risk Charge and Asset-based Administrative Charge should appear in a single line in the Annual Contract Expenses Fee Table as the “Base Contract Expenses”. The Prospectus may briefly identify the component charges of the Base Contract Expenses in a footnote to the Fee Table.

Michael Kosoff, Esq.,
April 20, 2022

Response: The Base Contract Expenses has been revised to appear as a single line item in the Annual Contract Expenses Fee Table. A footnote to the Fee Table briefly describes the components of the Base Contract Expenses.

3(e) Fee Table - Annual Contract Expenses - Optional Rider Charges (page 12)

Comment: Remove reference to the Base Guaranteed Minimum Death Benefit Option from the Fee Table because the death benefit does not impose any charge.

Response: The reference to the Base Guaranteed Minimum Death Benefit Option has been removed from the Fee Table as requested.

3(f) Fee Table - Annual Contract Expenses - Optional Rider Charges (page 12)

Comment: Add a line item for Loan interest rate.

Response: The line item for the Loan Interest Rate has been moved to the Optional Rider Charges section of the Fee Table.

3(g) Fee Table - Annual Fund Expenses (page 13)

Comment: Delete Footnote 9, which states that annual Portfolio expenses takes into account expenses of several fund of funds, because the footnote is not required by Form N-4.

Response: The footnote has been deleted as requested.

3(h) Fee Table - Expense Example (page 19)

Comment: In the narrative preceding the Expense Example state annual rather than monthly charges for the Guaranteed Minimum Withdrawal Benefit.

Response: The percentage charge for the Guaranteed Minimum Withdrawal Benefit has been restated as an annual percentage, as requested.

3(i) Fee Table - Expense Example

Comment: Round numbers to the nearest $1.

Response: The numbers included in the Expense Example have been rounded to the nearest $1 as requested.

4. Principal Risks of Investing in the Contract (pages 20-21)

Comment: Consider adding as Principal risks Insurance Company risk, Not Short Term Investment risk and risks associated with the Optional Benefits.

Response: The additional risks have been included in the Principal Risks section of the Prospectus.

5. The Funds (page 21)

Michael Kosoff, Esq.,
April 20, 2022

Comment: Remove reference that all Funds available for investment under the Contract are diversified because they are not.

Response: The reference indicating that all Portfolio Companies available for investment under the Contract are diversified has been deleted.

6 (a) Charges and Deductions (page 31)

Comment: Asset-based Charges should appear as one item called the Base Contract Charge. Disclosure may include narrative disclosure describing individual components of the Base Contract Charge - the Asset-based Administrative charge and the Mortality and Expense Risk charge – in this section of the Prospectus. Note that the $-based Administrative Charge should be described under a separate heading in this section of the Prospectus.

Response: Disclosure describing asset-based charge imposed on all Contract owns appears under the heading “Base Contract Charge” and describes the individual components of the Base Contract. The dollar-based Administrative Charge is described under a separate heading in the Charges and Deductions section of the Prospectus.
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6(b) Charges and Deductions (page 31)

Comment: For simplicity, express asset- based changes at annualized rates rather than daily or monthly rates.

Response: The components of the Base Contract Charge are expressed at annualized rates. The charges for the optional rider benefits have been expressed both at monthly rates and at annualized rates.

7(a) Description of the Contract (pages 32-35)

Comment: Confirm that all material state variations are disclosed in the Prospectus. This information may be included in an Appendix to the Prospectus.

Response: Disclosure describing all material state variations has been added to the Prospectus.

7(b) Description of the Contract - Restrictions on Distributions from Certain Contracts (page 23)

Comment: Disclose restrictions on the ability to redeem value in Contracts  used as funding vehicles for 403(b) Plans as a principal risk both in the Key Information Table (KIT) and the Principle Risks of Investing in the Contract.

Response: Disclosure describing restrictions on the ability to redeem value in Contracts used as funding vehicles for 403(b) plans has been added to the risk section of the KIT and the Principal Risks section of the Prospectus. In addition, the disclosure describes risks associated with taking loans from the Contract value of such Contracts.

7(c) Description of the Contract - Contract Termination (page 23)

Comment: Add disclosure explaining how such Contract Termination would impact the Guaranteed Minimum Withdrawal Benefit, if elected.

Michael Kosoff, Esq.,
April 20, 2022

Response: Disclosure describing how Contract Termination would impact Contract owners who had elected the Guaranteed Minimum Withdrawal Benefit has been added.

7(d) Description of Contract - Calculation of Guaranteed Minimum Death Benefit (page 25)

Comment: Provide brief example of the calculation of each (standard and optional) Guaranteed Minimum Death Benefit.

Response: Examples of the calculation of each standard and optional Guaranteed Minimum Death Benefit have been added.

8. Benefits Under the Contract - Benefits Table (age 30)

Comment: Include Standard Guaranteed Minimum Death Benefit in table.

Response: The standard Guaranteed Minimum Death Benefit has been added to the Benefits Table.

8. Cybersecurity and Business Continuity Risk (page 49))

Comment: Either include this as a Principal Risk in the section on Principle Risks of Investing in the Contract or move to the Statement of Additional Information as a risk that is not a principle risk.

The Cybersecurity and Business Continuity Risk disclosure has been moved to the Principal Risks section of the Prospectus.

9(a) Appendix A: Portfolio Companies Available under the Contract (pages 51)

Comment: In first paragraph in introductory narrative include phone in addition to e-mail address at which Contract owners can obtain additional information about the Portfolio Companies.

Response: A phone number at which Contract owners may obtain additional information about the Portfolio Companies has been added to the first paragraph of the introduction to Appendix A.

9(b) Appendix A: Portfolio Companies Available under the Contract (pages 51-57)

Comment: Disclose in Appendix A investment restrictions associated with the election of the Guaranteed Minimum Withdrawal Benefit:

A.	Add statement in first paragraph of introductory narrative on page 51: “ Depending on the optional benefits that you choose, you may not be able to invest in certain Portfolio Companies.”
B.	Add second table that identifies Portfolio Companies available for investment under the GMWB

Michael Kosoff, Esq.,
April 20, 2022

Response: The requested additions have been made to the first paragraph of the introduction to Appendix A and in a second table in the appendix that identifies the Designated Subaccounts, which are available for investment by Contract owners who elect the Guaranteed Minimum Withdrawal Benefit.

9(c) Appendix A: Portfolio Companies Available under the Contract (pages 51)

Comment: In second paragraph of introductory narrative on page 5, complete the first sentence by adding the bolded language; “The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and charges that the Contract may charge.”

Response: The requested language has been added.

9(d) Appendix A: Portfolio Companies Available under the Contract (pages 51-57)

Comment: Identify with a footnote - which may be identical for each such Portfolio Company — all Portfolio Companies that are subject to an expense reimbursement or fee waiver arrangement.

Response: References have been added denoting each Portfolio Company that is subject to an expense reimbursement or fee waiver.

Initial Summary Prospectus :

Comment: Fee Table Footnote 7: Delete sentence describing limitation on GMWB fee for Contract owners who purchased their contracts before January 1, 2009.

Response: The sentence has been deleted as requested.

Note: The revised version of the initial summary prospectus must be attached to the 485B filing as an exhibit.

********************

Michael Kosoff, Esq.,
April 20, 2022

The Company believes the revisions described above should respond adequately to your comments. If you have any questions regarding information presented in this letter or the proposed revisions to the prospectus or statement of additional information, please contact me at 202-383-0817.

Thank you for your attention to this matter

Sincerely,

/s/ Lorna J. MacLeod

  Lorna J. MacLeod
Eversheds Sutherland (US) LLP

LJM/sb

Cc: Marc S. Bensing
Callie Ruffener